SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Chief Financial Officer

Date: August 12, 2015

Press Release

Eltek Reports Net Profit in the Second Quarter of 2015

●	Net Profit of $424,000
●	Gross Margin Increased to 18.3% from 13.9%

PETACH-TIKVA, Israel, August 12, 2015 (NASDAQ:ELTK) - Eltek Ltd. (NASDAQ:ELTK - News), the leading Israeli manufacturer of advanced circuitry solutions, including complex build-ups of rigid and flex-rigid printed circuit boards, announced today its financial results for the quarter ended June 30, 2015.

Revenues for the quarter ended June 30, 2015 were $10.4 million compared to revenues of $12 million in the second quarter of 2014.

Gross profit for the second quarter of 2015 was $1.9 million (18.3% of revenues) compared to gross profit of $1.7 million (13.9% of revenues) in the second quarter of 2014.

Operating profit for the second quarter of 2015 was $543,000 compared to an operating loss of $65,000 in the second quarter of 2014.

Net profit for the second quarter of 2015 was $424,000 or $0.04 per share, compared to a net loss of $125,000 or ($0.01) per share, in the second quarter of 2014.

First six months of 2015:

Revenues for the first six months of 2015 were $ 20.1 million compared to revenues of $24.3 million in the first six months of 2014.

Gross profit for the first six months of 2015 was $3.1 million (15.6% of revenues) compared to gross profit of $3.2 million (13.1% of revenues) in the first six months of 2014.

Operating profit for the first six months of 2015 was $435,000 compared to an operating loss of $186,000 in the first six months of 2014.

Net profit for the first six months of 2015 was $190,000 or $0.02 per fully diluted share, compared to a net loss of $312,000, or ($0.03) per fully diluted share, in the first six months of 2014.

EBITDA:

In the quarter ended June 30, 2015, Eltek had EBITDA of $1.0 million compared to EBITDA of $480,000 in the second quarter of 2014.

In the first six months of 2015, Eltek had EBITDA of $1.4 million compared to EBITDA of $834,000 in the first six months of 2014.

Mr. Yitzhak Nissan, Chairman of the Board and Chief Executive Officer, commented: “Our revenues in the second quarter increased by $650,000 (6.7%) from the first quarter of 2015. This increase of revenues combined with the efficiency measures that we have implemented, enabled us to report a net profit of 4.1% of total sales, despite the decline in our revenues, as compared to the second quarter of last year.

"Our local market is improving, and demand from the US and Canadian markets is growing as well. We are concentrating on delivering high technology boards as expected by our customers. I believe that the ongoing combined efforts of our outstanding employees and management will open up a new horizon for Eltek," Mr. Nissan concluded.

About Eltek
Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. For more information, visit Eltek's web site at www.nisteceltek.com.

Use of EBITDA
ELTEK uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation and amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company's business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations.

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014

Revenues	10,383	12,031	20,100	24,294
Costs of revenues	(8,481)	(10,355)	(16,972)	(21,107)

Gross profit	1,902	1,676	3,128	3,187

Selling, general and administrative expenses	(1,286)	(1,742)	(2,585)	(3,373)

R&D Expenses	(73)	0	(108)	0

Operating profit (loss)	543	(65)	435	(186)

Financial income (expenses), net	(87)	(117)	(205)	(185)

Profit (loss) before other income, net	456	(182)	230	(372)

Other income, net	3	22	5	22

Profit (loss) before income tax expenses	459	(161)	235	(350)

Income tax (expenses), net	(17)	(23)	(31)	(41)

Net Profit (loss)	442	(184)	204	(391)

Net profit (loss) attributable to non controlling interest	18	(58)	14	(79)

Net Profit (loss) attributable to Eltek Ltd.	424	(125)	190	(312)

Earnings per share
Basic and diluted net gain (loss) per ordinary share	0.04	(0.01)	0.02	(0.03)

Weighted average number of ordinary shares
used to compute basic and diluted net gain (loss) per
ordinary share (in thousands)	10,143	10,143	10,143	10,143

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	June 30,
	2015	2014
Assets

Current assets
Cash and cash equivalents	994	1,237
Receivables: Trade, net of provision for doubtful accounts	8,185	8,773
Other	504	408
Inventories	5,278	5,635
Prepaid expenses	274	243

Total current assets	15,235	16,296

Deferred taxes	1,089	2,891

Assets held for employees' severance benefits	50	55

Fixed assets, less accumulated depreciation	9,971	10,326

Intangible asset	215	0

Goodwill	0	72

Total assets	26,560	29,640

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	2,302	2,012
Accounts payable: Trade	6,629	7,319
Other	4,733	5,742

Total current liabilities	13,664	15,073

Long-term liabilities
Long term debt, excluding current maturities	2,921	1,125
Employee severance benefits	206	375

Total long-term liabilities	3,127	1,500

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 10,142,762 in 2014 and 10,142,762 in 2015	1,985	1,985
Additional paid-in capital	17,270	17,270
Cumulative foreign currency translation adjustments	2,241	3,299
Capital reserve	695	695
Accumulated deficit	(12,359)	(10,197)
Shareholders' equity	9,832	13,052
Non controlling interest	(63)	15
Total equity	9,769	13,067
Total liabilities and shareholders' equity	26,560	29,640

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$)

Non-GAAP EBITDA Reconciliations	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014

GAAP net Income (loss)	424	(125)	190	(312)
Add back items:

Financial expenses, net	87	117	205	185
Income tax expense (benefit)	17	23	31	41
Depreciation and amortization	508	465	926	920
Adjusted EBITDA	1,036	480	1,352	834